Exhibit 99.7

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mountain Province Diamonds Inc.

We consent to the use of our reports, each dated March 28, 2017, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this annual report on Form 40-F.

Our report dated March 28, 2017, with respect to the consolidated financial statements, contains an explanatory paragraph that states that Mountain Province Diamonds Inc. does not believe it will be able to comply with the requirement under the terms of its loan facility to fund certain reserve accounts, and may not be able to comply with certain other covenants required under the terms of the loan facility, and that these conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Mountain Province Diamonds Inc.’s ability to continue as a going concern.

Our report dated March 28, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, expresses our opinion that Mountain Province Diamonds Inc. did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states material weaknesses identified and included in management’s assessment related to: inadequate design of management’s control in the Gahcho Kué Project over (1) the review of manual journal entries (2) payroll changes and (3) supplies inventory.

Our report dated March 28, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an emphasis of matter paragraph that states we do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2016, relative to the aforementioned material weaknesses in internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2017

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.